Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

July 23, 2009

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 37 (“PEA 37”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 37 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 36 (“PEA 36”) filed on May 8, 2009 on Form N-1A.  PEA 37 (i) reflects changes to PEA 36 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on June 25, July 8 and July 20, 2009, (ii) includes certain other information not previously included in PEA 36 and (iii) includes certain other required exhibits.

PEA 37 includes a prospectus (the “Prospectus”) and statement of additional information for the Activa Value Fund (the “Fund”), a series of the Registrant.  There are no disclosures within PEA 37 that would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on June 25, July 8 and July 20, 2009 to PEA 36, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

STAFF COMMENTS:  PEA 36 — PROSPECTUS

1.             Staff Comment:  With respect to the “Sector Risks” section under the heading “RISK FACTORS AND SPECIAL CONSIDERATIONS — Investment Risks” on page 2 of PEA 36, please confirm whether, as a principal part of its investment strategy, the Sub-Adviser currently does or intends to make significant investments in a particular sector or sectors or whether, simply as a result of the Sub-Adviser applying its value investment strategy, the Fund’s portfolio may be concentrated in a particular sector or sectors.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that the risks described in the “Sector Risks” section on page 2 of PEA 36 are disclosed defensively, as the market may tend to favor (or not favor) a particular sector at certain times and, therefore, the Fund’s portfolio may be concentrated in one sector due to that particular sector being undervalued in the market.

The Registrant has revised this disclosure on page 2 of PEA 37 as follows (in pertinent part and with emphasis added):

Sector Risks.  Companies with similar characteristics may be grouped together in broad categories called sectors.  Sector risk is the possibility that a certain sector may perform differently than other sectors or as the market as a whole.  As the Sub-Adviser allocates more of the portfolio holdings to a particular sector, the Fund’s performance will be more susceptible to any economic, business or other developments which generally affect that sector.  Although the Fund does not intend to invest in any particular sector or sectors, the Fund may, from time to time, emphasize investments in one or more sectors.

2.             Staff Comment:  With respect to the “Other Risks” section under the heading “RISK FACTORS AND SPECIAL CONSIDERATIONS” on page 2 of PEA 36, please confirm whether the Sub-Adviser invests in companies of all capitalization sizes — small, medium and large — or whether it concentrates substantially all of its investments in one capitalization category over another.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that the risks described in the “Other Risks” section on page 2 of PEA 36 are disclosed defensively, as the market may tend to favor (or not favor) a particular capitalization size at certain times.  The Sub-Adviser has further confirmed to the Registrant that the Sub-Adviser intends to invest in a market capitalization range similar to that of the Fund’s benchmark, the Russell 1000 Value Index, that will primarily include large capitalization stocks, although the Fund may also invest in small- and medium-capitalization stocks.

3.             Staff Comment:  With respect to the “The Portfolio Manager” section under the heading “ORGANIZATION AND MANAGEMENT” on page 8 of PEA 36, please revise to include at least five year’s of business experience for Mr. Challey.

Registrant’s Response:  The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

Mammen Chally, CFA, Vice President and Equity Portfolio Manager of Wellington Management, joined the firm as an investment professional in 1994.  Mr. Chally is primarily responsible for the day-to-day operation of the Fund.  He has been the portfolio manager for the Fund since June 2009 and for other clients of the firm for at least the past five years.  The Sub-Adviser has managed the Fund since January 1, 2000.

* * * * *

The Registrant hereby acknowledges that:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of Financial Investors Trust

cc:           Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP